August 4, 2006


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE: Rule 17f-2
    PLAN INVESTMENT FUND, INC.
    Registration No. 811-04379, CIK No. 0000774412

Ladies and Gentlemen:

On behalf of our client PLAN INVESTMENT FUND, INC., we are filing electronically one copy of the EDGARized version of our examination report dated May 30, 2006 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2006.

Yours truly,


William Albin
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of Plan Investment Fund, Inc.:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Plan Investment Fund, Inc. comprised of Government/REPO Portfolio and Money Market Portfolio (collectively, the "Portfolios"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2006. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2006, and with respect to agreement of security purchases and sales, for the period from December 31, 2005 (the date of the last examination) through April 30, 2006:

      - Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, on behalf of PFPC Trust Company (the "Custodian" of the Portfolios), by The Depository Trust Company and the Federal Reserve Bank of Boston;

      - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian's records; and

      - Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

      - Agreement of two security purchases and one security sale or maturity since our last report from the books and records of the Portfolios to broker confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that Plan Investment Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2006 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Plan Investment Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Chicago, Illinois
May 30, 2006

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of Plan Investment Fund, Inc. comprised of Government/REPO Portfolio and Money Market Portfolio (collectively, the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2006, and from December 31, 2005 (the date of the last examination) through April 30, 2006.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2006, and from December 31, 2005 (the date of the last examination) through April 30, 2006, with respect to securities reflected in the investment accounts of Plan Investment Fund, Inc.

Plan Investment Fund, Inc.
By:


--------------------------------
David P. Behnke
President and Chief Executive Officer



--------------------------------
Dale E. Palka
Treasurer

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       FORM N-17f-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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
1.  Investment Company Act File Number:                                           Date examination completed:

                                                                                  April 30, 2006
811-04379
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2.  State identification Number:

      ---------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ---------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ---------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ---------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ---------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ---------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ---------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ---------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ---------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ---------------------------------------------------------------------------------------------------------------
      Other (specify):
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3.  Exact name of investment company as specified in registration statement:  PLAN INVESTMENT FUND, INC.


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4.  Address of principal executive officer (number, street, city, state, zip code):

    2 Mid America Plaza, Suite 200, Oakbrook Terrace, IL  60181

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